The Valley Forge Fund, Inc.
                                                   1375 Anthony Wayne Dr.
                                                   Wayne, Pa.  19087

Securities and Exchange Commission
Judiciary Plaza
450 Fifth St., NW
Washington, DC. 20549

Attn: Mr. Keith A O'Connell

Re:  Valley Forge Fund, Inc. CIK No. 0000102681
     File Nos (2-43674) and (811-2287)
     Request for Withdrawal of Filing

Dear Mr. O'Connell:

As President and Agent for Service of the above Fund, the undersigned hereby requests consent pursuant to Rule 477 under the Securities Act of 1933 to with-draw the 485APOS filing with Accession Number 0000102681-98-000019 from the above Registrant. This filing was made in error. It has been properly replaced with a new filing 485BPOS with assession Number 0000102681-98-000021.




        Yours truly,


        s/Bernard B. Klawans
        Bernard B. Klawans
        President and Agent for Service